AIMS	AIMS Worldwide, Inc. Patrick J. Summers CFO and Controller 10400 Eaton Place, #203 Fairfax, VA 22030 Tel 703.621.3875, x2254 Fax 703.621.3870 PSummers@AIMSWorldwide,com

November 8, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Attn.:  David R. Humphrey, Branch Chief

Washington, D.C. 20549

202-551-3211

202-551-3304 (Amy Geddes)

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-KSB for the year ended December 31, 2005

Commission File Number: 333-86711

Via EDGAR

Dear Mr. Humphrey:

Please see the following responses (in boldface) to your inquiry of September 28, 2006:

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September 28, 2006

Via US Mail and Facsimile

Mr. Patrick J. Summers

Chief Financial Officer

AIMS Worldwide, me.

10400 Baton Place #450

Fairfax, VA 22030

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-KSB for the year ended December 31, 2005

Commission File Number: 333-86711

Dear Mr. Summers:

We have reviewed your response letter dated September 21, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 2 - Related Party Transactions, page 29

1.

It is still unclear from your response what specific transactions support your valuation technique. Please supplementally tell us the material terms of the specific cash transactions you are using as valuation aids, and how the volume and value of shares sold in these transactions compares to the volume and value for similar periods on the OTCBB.

During 2004 and 2005, we valued our shares at fair value, not at the quoted market price (OTCBB.)  In our view, the quoted market price did not always represent the fair value of our stock.  During 2004 and 2005, we sold stock for cash.  We believe that the cash price that investors were willing to pay us represents the more reliable value of our stock than by the volatile prices reflected on the OTCBB at low sales volumes; and we believe this percentage approximates the cash sale price.

A summary comparison of the cash prices we have obtained from sales of common stock in recent periods to market listing prices at similar time periods has been made and indicates that our cash prices are approximately 56% to 76%of the listing prices.  We believe this compares favorably and materially with the valuation we used over this period of time.

In addition, we recalculated the effect to our financial statements by more precisely determining fair value of common stock we issued as the cash prices we received for stock we sold for cash proceeds.  Differences in each case were not material in reference to our operating losses, total assets or total equity.

For your review we have included a listing of all sales of common stock for cash during 2004 and 2005.  You will see that share prices were generally $0.50 per share for quantities of 100,000 shares or less and generally $.35 to $.40 for larger sale quantities.  Overall the average share price from cash transactions was about $.38.

In addition we have included a list of all share issuances during 2004 and 2005 where shares were issued for services rendered including the market price and the value calculated to record the transaction.  Total shares issued were approximately 1.1 million recorded at an average price of approximately $.50.  The average price recorded under this method closely matches the price of small cash transactions.  In total, this method values the expense reported approximately $132,000 higher than if we used the average value of all cash transactions.

Next, we included a listing of other transactions that involved issuance of common stock during 2004 and 2005.  The June 30, 2004, exchange of shares for debt was negotiated specifically as an exchange of 1,206,220 shares for $1,326,843 of debt substantially with company officers.  Any gain or loss on this item would be charged to capital so current fair value of the shares would not affect the accounting of these transactions.

Sales of Common Stock for Cash

		Stock	67%	No. of	Proceeds		Extended	Extended	Extended
Date	Desc	Price	Price	Shares	Amount	Price/Sh	Stock Price	Discounted	Cash	%

4/30/03	PPO	n/a	n/a	100,000	$50,000.00	$0.50
5/13/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
5/13/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
5/15/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
6/23/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
6/26/03	PPO	n/a	n/a	100,000	$50,000.00	$0.50
6/27/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
6/30/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
7/14/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
10/2/03	PPO	n/a	n/a	50,000	$25,000.00	$0.50
10/10/03	PPO	n/a	n/a	20,000	$10,000.00	$0.50
10/10/03	PPO	n/a	n/a	20,000	$10,000.00	$0.50
11/20/03	PPO	n/a	n/a	20,000	$10,000.00	$0.50
11/20/03	PPO	n/a	n/a	340,000	$170,000.00	$0.50
12/18/03	PPO			714,286	$250,000.00	$0.35

1/7/04	PPO	$0.92	$0.62	100,000	$50,000.00	$0.50	$92,000.00	$62,000.00	$50,000.00	54%
12/3/04	PPO	$0.45	$0.30	50,000	$25,000.00	$0.50	$22,500.00	$15,000.00	$25,000.00	111%
12/7/04	PPO	$0.45	$0.30	50,000	$25,000.00	$0.50	$22,500.00	$15,075.00	$25,000.00	111%
12/10/04	PPO	$0.45	$0.30	312,500	$125,000.00	$0.40	$140,625.00	$94,218.75	$125,000.00	89%
12/17/04	PPO	$0.45	$0.30	1,428,571	$500,000.00	$0.35	$642,856.95	$430,714.16	$500,000.00	78%
12/20/04	PPO	$0.45	$0.30	187,500	$75,000.00	$0.40	$84,375.00	$56,531.25	$75,000.00	89%
12/28/04	PPO	$0.45	$0.30	100,000	$50,000.00	$0.50	$45,000.00	$30,150.00	$50,000.00	111%
12/28/04	PPO	$0.45	$0.30	333,333	$125,000.00	$0.38	$149,999.85	$100,499.90	$125,000.00	83%
12/29/04	PPO	$0.47	$0.31	250,000	$100,000.00	$0.40	$117,500.00	$78,725.00	$100,000.00	85%
12/30/04	PPO	$0.47	$0.31	250,000	$100,000.00	$0.40	$117,500.00	$78,725.00	$100,000.00	85%

1/5/05	PPO	$0.75	$0.50	100,000	$50,000.00	$0.50	$75,000.00	$50,250.00	$50,000.00	67%
1/12/05	PPO	$0.75	$0.50	50,000	$25,000.00	$0.50	$37,500.00	$25,125.00	$25,000.00	67%
2/21/05	PPO	$0.90	$0.60	250,000	$100,000.00	$0.40	$225,000.00	$150,750.00	$100,000.00	44%
3/10/05	PPO	$0.75	$0.50	714,286	$250,000.00	$0.35	$535,714.29	$358,928.57	$250,000.00	47%
3/10/05	PPO	$0.75	$0.50	714,285	$250,000.00	$0.35	$535,713.75	$358,928.21	$250,000.00	47%
3/11/05	PPO	$0.75	$0.50	625,000	$250,000.00	$0.40	$468,750.00	$314,062.50	$250,000.00	53%
6/30/05	PPO	$0.90	$0.60	1,250,000	$437,500.00	$0.35	$1,125,000.00	$753,750.00	$437,500.00	39%
7/15/05	PPO	$0.75	$0.50	250,000	$100,000.00	$0.40	$187,500.00	$125,625.00	$100,000.00	53%
7/28/05	PPO	$0.75	$0.50	50,000	$25,000.00	$0.50	$37,500.00	$25,125.00	$25,000.00	67%
7/29/05	PPO	$0.75	$0.50	50,000	$25,000.00	$0.50	$37,500.00	$25,125.00	$25,000.00	67%
9/16/05	PPO	$0.75	$0.50	750,000	$262,500.00	$0.35	$562,500.00	$376,875.00	$262,500.00	47%
				-------------	----------------		----------------	----------------	----------------
		Totals		12,515,475	$4,865,000.00		$7,372,534.64	$4,939,883.21	$4,115,000.00	56%

2003		Year 2003	(Not trading)	1,714,286	$750,000.00	$0.44	$0.00	$0.00	$0.00
2004		Year 2004		3,061,904	$1,175,000.00	$0.38	$1,434,856.80	$961,639.06	$1,175,000.00	82%
2005		Year 2005		4,803,571	$1,775,000.00	$0.37	$3,827,678.04	$2,564,544.28	$1,775,000.00	46%
				-------------	----------------		----------------	----------------	----------------
			Total	9,579,761	$3,700,000.00	$0.39	$5,262,534.84	$3,526,183.34	$2,950,000.00	56%
				7,865,475	$2,950,000.00	$0.38	$0.67	$0.45	$0.38	56%

		Transactions		987,500	$475,000.00	$0.48	$638,875.00	$428,331.25	$475,000.00	74%
		under $100K		987,500	$475,000.00	$0.48	$0.65	$0.43	$0.48	74%

		Transactions		4,319,047	$1,765,000.00	$0.41	$2,801,999.65	$1,877,624.77	$1,765,000.00	63%
		under 200K		4,319,047	$1,765,000.00	$0.41	$0.65	$0.43	$0.41	63%

Most service payments are smaller transactions.  Chose 67% to fairly and consistently represent discount value.

The January 7, 2005, exchange of shares for accrued compensation to company officers was valued at $.62 per share when accrued to 2004.  If valued at the highest price we obtained for selling common shares, the expense to 2004 would have been $216,000 lower.  The September 27, 2005, transaction issued shares to unrelated parties as compensation for extending the maturity on debt.  The shares were valued at $.57 per share.  If valued at the average price we obtain for selling common shares, the expense to 2005 would have been $47,500 lower.  The February 9, 2005, and January 27, 2005, transactions were negotiated settlements of debt with third parties valued at $.50 per share.  If valued at the average price we obtain for selling common shares, we might have recorded a gain on the exchange of $19,800 in 2005.  In each case we do not believe the difference to the cash price is material to an investor, particularly in the case of the disclosed related party transaction.

Finally, we included a schedule of asset purchase transactions that involved the issuance of common stock.  The April 2004 transaction was with a related company so it was recorded similar to a pooling of interest and involved no requirement to value the shares issued.  The 2005 transactions were both negotiated with unrelated third party sellers based on the value of the assets involved.  We recorded the purchases using stock values of $.62 and $.35 per share.  If they were valued using the highest cash price we obtained for selling common shares, the cost we recorded for the sale would have been $107,000 lower.  Again we don’t believe this amount to be material to an investor.

2.

As a related matter, supplementally explain to us and revise your disclosure to indicate why the OTCBB price is not indicative of fair value, why you believe the value chosen is more indicative of fair value, and what factors you used to determine the validity of such fair value measures.

We believe the best indicator of fair value for our shares is the value we could receive for selling our shares in orderly cash transactions.  We have not generally been able to sell shares at quoted market prices, in part because the shares are not traded actively is sufficient quantities and we have not registered the shares sold.  Over time, the difference between our cash sale prices and the quoted market prices has averaged approximately 33%.  We recorded common stock transactions at fair value using this estimation of the price at which we could sell our shares for cash.  When we recalculated fair value for each transaction using a more precise calculation of the cash prices we received for selling common shares, the differences were not material to our asset values, net losses or net equity.  We will revise our disclosure to indicate more clearly that we determine fair value for shares issued using the prices we could receive for selling our shares in orderly cash transactions.

Form 8-K filed August 17, 2006

3.

Supplementally explain to us how each of the transactions discussed in this Form 8-K were recorded in your financial statements. Specifically address warrant issuance valuation, as well as other material terms.

The agreement with Liberty Financial has been terminated as reported in our Form 8-K filed on September 28, 2006; therefore, no warrants will be issued.

4.

With regard to the IKON Holdings and Target America acquisitions, supplementally explain to us how you determined significance of these transactions, and when you plan to file financial statements pursuant to Item 310(c) of Regulation S-B, if required.

The IKON Holdings and Target America purchase transactions have, to date, not been closed.  Using the parameters of Item 310, we have determined these will be considered significant transactions and, therefore, we will provide audited financials and pro-forma statements for each of the two acquisitions within 60 days after the transactions have been completed.

In preparation for the closures, we anticipate that the stock purchases will be recorded as follows:

IKON Holdings:

Cost of various IKON assets acquired (net)	$5,400,000
Minority Interest - IKON		$2,430,000
Cash		$ 500,000
Note Payable		$ 985,000
Paid in Capital		$1,485,000

Target America:

Cost of various Target America assets acquired (net)	$2,000,000
Cash		$ 550,000
Note Payable		$1,200,000
Paid in Capital		$ 250,000

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey

Branch Chief